Exhibit 99.20

NexTech Launches Augmented Reality Dispensary Experience for the Legal Cannabis Market

NexTech’s AR Dispensary will enable consumers to preview cannabis products such as flowers, gear, pre-rolls and more from home; platform utilizes immersive AR and 3D photography to educate consumers before the purchasing decision

New York, NY and Toronto, ON – March 12, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTC: NEXCF)(CSE: NTAR) )(FSE:N29) today announced the launch of its innovative augmented reality (“AR”) platform for the legal cannabis industry, AR Dispensary.

To experience the AR Dispensary, please click here.

NexTech’s AR Dispensary utilizes immersive AR technology and rich 3D 360-degree photography to provide an eCommerce experience like no other in the legal cannabis industry. The white-label web-based AR solution, integrated into a dispensary’s website seamlessly through just a snippet of code, enables consumers to preview products like flowers, gear, pre-rolls, and more from home or on-the-go. The platform can also support features for online ordering/pickup, and online ordering/delivery (where permitted), creating a complete digital dispensary experience.

“As an end-to-end eCommerce and education solution for the legal cannabis industry, AR Dispensary provides dispensary owners with a comprehensive solution that is scalable, customizable and, most importantly, easy to integrate within an existing web interface,” said Evan Gappelberg, CEO of NexTech. “Whether a dispensary’s goal is to educate customers on potential health benefits of cannabis or simply to increase sales, AR Dispensary provides the interactive online experience consumers crave that drives brand loyalty and awareness.”

Traditionally the education process for cannabis consumers takes place at the dispensary, through a conversation with the “Budtender.” This can be both time-consuming and confusing for the customer, especially if they are new to the industry. Instead, with AR Dispensary, legal cannabis sellers can empower consumers to educate themselves before entering the dispensary, ensuring they have the knowledge to make an informed purchasing decision.

“When people are planning to make a purchase both in-store and online, many are using the internet to research products to ensure they’re making the right purchasing decision. We do it with clothes, electronics, and other consumer goods – why should cannabis be any different?” Gappelberg said. “AR Dispensary provides that traditional research and purchase experience for dispensaries that we’ve seen be so successful across a host of other industries. This is truly a next-generation experience that will drive engagement and learning within the cannabis industry.”

With spending on legal cannabis worldwide expected to reach $57 billion by 2027, according to Arcview Market Research and BDS Analytics, on-demand, interactive AR experiences are the next step towards improving customers’ path to purchase. The release of AR Dispensary continues NexTech’s penetration into the burgeoning market, following its deal with Cannvas Medtech Inc., a leading digital cannabis education and business technology company, in January 2019.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress it’s technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D-AR, AI technology anywhere.  Online retailers can subscribe to Nextechs state of the art, 3D-AR/AI solution for $79/mo. The company has created the AR industries first end-to-end affordable, intelligent, frictionless, scalable platform. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.